Exhibit 99.1
PureRay Corporation
3490 Piedmont Road
Suite 1120
Atlanta, GA 30305
FOR IMMEDIATE RELEASE

Media contact:	Ted Wright Managing Partner, Fizz m) 773-301-8514 o) 404-638-1066 ted@fizzcorp.com
PureRay Makes Commitment to Clinton Global Initiative
Safe, clean and efficient lighting for developing nations is behind promise
ATLANTA, GA (Sept. 18, 2008) — PureRay Corporation (PureRay) today announced its Commitment to Action – a pledge of up to 110,000 self-contained, solar-powered LED light bulb systems – to the Clinton Global Initiative (CGI), a measured program for turning ideas into action and moving the world to “a more integrated global community of shared benefits, responsibilities, and values.”
PureRay lighting systems are comprised of a solar-powered charging station and rechargeable LED bulbs designed for use in off-grid markets, such as those of the developing world. It offers a safe, reliable and more affordable alternative to fuel-based lighting, thus improving a large number of health, safety and economic issues for consumers in these markets.
The charging stations are powered by solar panels and are capable of charging three bulbs at a time. They can also be used to power cell phones and other small electronic devices. Under the Commitment to Action, PureRay will match 10% of donations provided by donor churches and other organizations throughout North America who will join PureRay in making the pledge, up to 110,000 total units (valued at more than $15 million) pledged. The units will be delivered to CGI over the course of the next two years.
“This technology will truly change lives in some of the most disadvantaged areas of the world,” said Mr. Jefrey Wallace, PureRay’s CEO, “We are excited to unveil it at the CGI, given the product’s benefits related to health, safety and energy.”
Focused this year on education, energy and climate, health, and alleviating poverty, the Clinton Global Initiative is an annual, by-invitation-only event that asks member organizations and individuals to define and pursue new, specific, and measurable approaches to a global challenge. Each commitment, as well as its size and scope, is the responsibility of the member. Members who do not make a commitment are unable to participate in further CGI events until they do.

According to the CGI, program participants include a select and diverse group of heads of state, CEOs, media voices, philanthropists, foundation heads, religious leaders, academics, original thinkers, and those who run highly effective non-profit organizations. The CGI matches people who possess the necessary resources with those who have the most innovative ideas and greatest capacity for their implementation.
About PureRay Corporation
An Atlanta-based lighting technology company, PureRay is committed to improving the quality of light and the quality of life globally through safe, energy-efficient lighting. PureRay focuses on making solar-based charging and lighting systems practical and cost-effective for developing-world countries in Africa, South Asia, the Caribbean and Latin America, as well as for domestic markets. Its proprietary lighting system is patent-pending. PureRay stock currently trades on the OTCBB Exchange under the stock symbol PURY.
About the Clinton Global Initiative
Founded in 2005 by former U.S. President Bill Clinton, CGI is a non-partisan catalyst for action that brings together a community of global leaders from various backgrounds to devise and implement innovative solutions to some of the world’s most pressing challenges. To date, CGI members have made nearly 1,000 commitments valued at some $30 billion to enhance millions of lives in more than 150 countries throughout the world.
This Press Release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate” and similar expressions identifying forward-looking statements.
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